December 19, 2024

Via Edgar Transmission

Ms. Jennifer O’Brien

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Re:	Magic Empire Global Limited (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2023 Response dated November 22, 2024 File No. 001-41467

Dear Ms. O’Brien:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated December 5, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Form 20-F for Fiscal Year Ended December 31, 2023 (the “Form 20-F”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Form 20-F for the Fiscal Year Ended December 31, 2023

General

1.

Based on the information provided in the response and in previous correspondence, we do not necessarily agree with your view that time deposits held by the Company may be treated as “cash items” for purposes of section 3(a)(1)(C) of the Investment Company Act of 1940 (the “Investment Company Act”). Please confirm your understanding of the same.

Response: The Company respectfully submits to the SEC that it notes the SEC’s view above.

2.

The staff notes the Company’s representations regarding future changes to its portfolio holdings, including the representation that the Company will not renew existing time deposits with a maturity of not more than three months. On the basis of these representations, and apart from comment one above, the staff has no further questions or comments with respect to the Company’s time deposit holdings.

Response: The Company respectfully submits to the SEC that it notes the above.

3.

In future filings, to the extent applicable, please include a risk factor disclosing risks related to the Company potentially operating as an “investment company” under the Investment Company Act. Please ensure that the risk factor, among other things, (i) discloses, with appropriate specificity, why the Company may be at risk of being considered an investment company and (ii) describes the consequences to the Company if it were deemed to be an unregistered investment company. Please ensure that the Company addresses, for example, the risk that the Company would be subject to penalties and that the Company could be unable to enforce certain contracts.

Furthermore, to the extent the Company continues to hold substantial positions in time deposits on a consolidated basis, please ensure the risk factor disclosure (A) notes the same, (B) reflects comment number one above and (C) addresses the risk that such time deposits may deemed to be “investment securities” within the meaning of the Investment Company Act.

Response: The Company respectfully submits to the SEC that it notes the above and will include the applicable risk factor in its future filings.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,
/s/ Lawrence S. Venick
Lawrence S. Venick
Direct Dial: +852.3923.1188
Email: lvenick@loeb.com